

10030007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Willis Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Timothy Burke
Chief Financial Officer



Notary Public


"OFFICIAL SEAL"
ELIZABETH ZUREK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 05/28/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income.
- ☐ (d) Consolidated Statement of Changes in Subordinated Borrowings.
- ☐ (e) Consolidated Statement of Changes in Member's Capital.
- ☐ (f) Consolidated Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 24, 2010

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents		$ 139,624,576
Cash segregated under federal regulations		111,376
Receivables:		
Customers	$ 94,290,637	
Securities borrowed	28,197,962	
Brokers, dealers, and clearing organizations	23,571,029	
Deposits with clearing organizations	8,750,579	
Other	18,119,231	
		172,929,438
Trading securities:		
Corporate debt	36,933,211	
State and municipal obligations	23,516,323	
Equity	20,373,925	
		80,823,459
Investments		435,151
Secured demand notes (collateral market value of $95,039,130)		59,508,000
Fixed assets, at cost (net of accumulated depreciation and amortization of $89,275,286)		27,063,811
Other assets		4,495,194
Total assets		$ 484,991,005
Liabilities and member's capital		
Payables:		
The Member	$ 115,891,408	
Principals	27,470,630	
Customers	17,757,042	
Brokers, dealers, and clearing organizations	8,939,330	
Other	31,947,826	
		$ 202,006,236
Securities sold, not yet purchased		37,995,084
Accrued expenses		51,166,303
Total liabilities		291,167,623
Subordinated borrowings		59,508,000
Member's capital		134,315,382
Total liabilities and member's capital		$ 484,991,005

See accompanying notes.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition

December 31, 2009

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company, and its wholly owned subsidiaries, William Blair International, Limited (WBIL), William Blair Global Holdings, and William Blair Funds Placement Group, L.L.C. (collectively, the Company). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Its operations are based primarily in Chicago, Illinois. The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue

Principal and customer securities transactions are recorded on a settlement date basis. The difference between recording principal transactions on a trade date and settlement date basis is not material. Futures contracts are marked to the market daily at exchange settlement prices.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market fund investments of $105.3 million, valued at reported net asset value, and $5.4 million in foreign time deposits, valued at amortized cost, are included in cash and cash equivalents.

Cash Segregated Under Federal Regulations

At December 31, 2008, cash of $106,376 is segregated under federal regulations for the benefit of customers in accordance with SEC Rule 15c3-3. Cash of $5,000 is segregated for Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements.

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to obtain fair value for all equity and debt securities. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from, and payables to, customers, brokers, dealers, clearing organizations, and securities borrowed.

2. Significant Accounting Policies (continued)

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2009.

Securities Borrowed

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral adjusted as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2009, the Company has received securities with a market value of $26.9 million related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years (21% of net). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or 20 years (48% of net). Software developed for internal use is capitalized along with purchased software and amortized on a straight-line basis over three years (31% of net).

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition.

Income Taxes

The Company and the Member are pass-through entities for federal and state income tax purposes. WBIL is subject to U.K. income taxes. Such foreign income taxes paid are allocated to the partners of the member and are available as foreign tax credits.

2. Significant Accounting Policies (continued)

The Company adopted FASB ASC Topic 740-10, *Income Taxes*, effective January 1, 2009. Management has analyzed the Company's tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for income taxes, except for WBIL, is required in the Company's consolidated statement of financial condition. There is no income tax liability for WBIL as of December 31, 2009.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2006 and any U.K. tax examination for the years prior to 2008.

3. Deposits With Clearing Organizations

At December 31, 2009, cash of $3.5 million and cash equivalents of $5.3 million were pledged as collateral to secure deposit requirements at various clearing corporations.

4. Fair Value of Financial Instruments

FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data. These financial instruments are measured using management's best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

4. Fair Value of Financial Instruments (continued)

The following table represents the fair value of financial instruments shown by level as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets				
Money market funds	$ 110.6	$ –	$ –	$ 110.6
Corporate debt	–	36.9	–	36.9
State and municipal obligations	–	23.2	0.3	23.5
Equity securities*	17.4	2.4	0.6	20.4
Firm-owned investments	–	–	0.4	0.4
Total assets	$ 128.0	$ 62.5	$ 1.3	$ 191.8
Liabilities				
Equity securities	$ 32.1	$ 0.3	$ –	$ 32.4
Corporate debt	–	5.6	–	5.6
Total liabilities	$ 32.1	$ 5.9	$ –	$ 38.0

**Equity securities include a concentration of approximately 47% financial services industry holdings.*

5. Secured Demand Notes and Subordinated Borrowings

At December 31, 2009, the Company had subordinated borrowings of $59.5 million. Subordinated borrowings represent notes payable to current or former principals of the Company. The principals contributed non-interest bearing secured demand notes payable to the Company at the time of the issuance of the subordinated borrowings. The term of the secured demand notes is initially a two-year period. These secured demand notes are collateralized by cash of $27.0 million, included in payable to principals on the consolidated statement of financial condition, and securities with a market value of $68.0 million. At December 31, 2009, the Company paid an interest rate of 4% on its subordinated borrowings.

6. Derivative Contracts

The Company entered into exchange-traded futures contracts to economically hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The total contract amount of the 25 open futures contracts sold at December 31, 2009, is $25.0 million. The futures contracts are valued based on quoted market prices on the exchange that they are traded. During the year, 66 transactions were entered into at an average of 20 contracts per transaction. Netted in receivables from broker, dealer, and clearing organizations is $(6,000), which represented the fair value of these hedges at December 31, 2009. The contract amount reflects the volume and activity and does not reflect the risk of loss due to counterparty non-performance.

7. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty non-performance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2009, the Company had the following open contractual commitments:

Commitments to purchase	$ 15,388,000
Commitments to sell	$ 15,488,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, and were subsequently settled had no material effect on the consolidated statement of financial condition at that date.

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position.

7. Commitments and Contingent Liabilities (continued)

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2017. Future minimum annual lease payments required of the Company at December 31, 2009, are as follows:

Year	Lease Payments
	(In Millions)
2010	$ 11.3
2011	9.9
2012	8.4
2013	8.5
2014	8.4
2015-2017	21.5
Total minimum lease payments	68.0
Less sublease rental income	(1.3)
Net minimum lease payments	$ 66.7

As of December 31, 2009, the Company was contingently liable in the amount of $227,500 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB ASC Topic 360, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 3). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. At December 31, 2009, the Company had $70.1 million in credit extended to its customers. Management believes the collateral held at December 31, 2009, is adequate to minimize the risk of material loss that could be created by the positions currently held.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

8. Financial Instruments With Off-Balance Sheet Risk (continued)

Securities sold, not yet purchased consist primarily of equity securities and are valued at market. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources such as bank loans and securities loaned. The Company obtained collateral from customers with a market value of $112.7 million at December 31, 2009, none of which was used to collateralize bank loans or securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Related-Party Transactions

Included in other receivables is $8.8 million of fee receivables from the William Blair Mutual Funds, Inc. (the Funds) and other affiliates. The Company serves as the Funds' investment advisor and provides administrative services to the Funds under a management agreement. Included in investments is $0.1 million of investments in various affiliated partnerships and the Funds. The payable to the Member incurs interest based on LIBOR.

10. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and principals who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary.

10. Retirement Plans (continued)

The Member has a non-contributory, defined-benefit cash balance pension plan (Plan) that covers all eligible partners of the Member and certain employees of the Company. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and target income. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Member may determine to be appropriate. As all the partners of the Member are also principals of the Company, the Plan amounts are included in the consolidated statement of financial condition of the Company. The Company has recognized the Plan activity in accordance with FASB ASC Topic 715, *Compensation – Retirement Benefits.*

The net underfunded status of the Plan as of December 31, 2009 was $1.5 million, which is included in payable to the Member on the consolidated statement of financial condition.

Changes in projected benefit obligation (PBO) and Plan assets for the year ended December 31, 2009, were as follows:

PBO Changes *(In Millions)*			**Plan Assets Changes** *(In Millions)*		
PBO, beginning of year	$	26.1	Fair value, beginning of year	$	18.9
Service cost		5.3	Actual return on assets		7.5
Interest cost		1.7	Employer contributions		14.3
Benefit payments		(3.3)	Benefit payments		(3.3)
Actuarial losses		9.1			
PBO, end of year	$	38.9	Fair value, end of year	$	37.4

The assumptions used to determine the PBO and the pension cost as of December 31, 2009, were (1) discount rate: 6.25%; (2) expected return on assets: 8.00%; and (3) measurement date: December 31, 2009.

10. Retirement Plans (continued)

The Company expects to contribute $9.0 million to the Plan in 2010. The expected benefits to be paid in future years are: 2010 – $4.1 million; 2011 – $0.5 million; 2012 – $1.6 million; 2013 – $6,000; 2014 – $0.8 million; and 2015 to 2019 – $10.1 million.

The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of present and future beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The asset allocation model for the Plan assumes a range of 35% to 65% for both equity and debt securities and 0% to 10% for cash equivalents. As of December 31, 2009, the Plan assets invested in mutual funds composed of 49% equity securities, 38% debt securities, and 13% cash equivalents. All of the mutual funds and cash equivalents are considered Level 1 financial instruments in the fair value hierarchy. $21.6 million of the Plan assets have been invested in mutual funds managed by an affiliate of the Company.

11. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2009, the Company had net capital of $107.2 million and required net capital of $1.1 million. The Company's ratio of net capital to aggregate debit items was 189%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

12. Consolidated Subsidiaries

The assets of $9.0 million and the capital of $5.4 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2009, WBIL had net capital of $2.6 million and required net capital of $250,000. Excess net capital of $2.4 million is included as an allowable credit in the Company's computation of net capital. The capital of William Blair Global Holdings and William Blair Funds Placement Group, L.L.C. is not included in the computation.

13. Subsequent Events

Subsequent events have been evaluated through the date that the consolidated financial statements are available to be issued, February 24, 2010. The Company had no subsequent events to be disclosed for the year ended December 31, 2009.



Consolidated Statement of Financial Condition

William Blair & Company, L.L.C.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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